UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05045430

February 18, 2005

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/18/2005

Re: CVS Corporation
Incoming letter dated December 27, 2004

Dear Mr. Goldberg:

This is in response to your letters dated December 27, 2004 and February 8, 2005 concerning the shareholder proposal submitted to CVS by the Central Laborers' Pension Fund. We also have received a letter from the proponent dated February 1, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 3 2005
1088

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension Fund
P.O. Box 1267
Jacksonville, IL 62651

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 4539
lougold@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

December 27, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of CVS Corporation, a Delaware corporation (the "Company" or "CVS"), and, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") submitted on behalf of the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") for inclusion in the proxy materials ("2005 Proxy Materials") that CVS intends to distribute in connection with its 2005 Annual Meeting of Stockholders. We hereby request confirmation that the staff of the Office of the Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on the provisions of Rule 14a-8(i)(10), CVS omits the Proposal from its 2005 Proxy Materials. CVS expects to file definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 25, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before CVS files its definitive 2005 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the Proposal. In accordance with Rule 14a-8(j) and the instructions in the cover letter to the Proposal, a copy of this submission is being sent simultaneously to the Proponent and to Mr. Richard Metcalf as notification of the Company's intention to omit the Proposal from its 2005 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its 2005 Proxy Materials as it is improper pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Rule 14a-8(i)(10)

Rule 14a-8(i)(10) provides that a company may exclude a proposal if the company has already substantially implemented the proposal. Exclusion under this Rule does not require the proposal to have been fully implemented; the standard is whether the proposal has been "substantially implemented by the issuer". See *Securities Exchange Act of 1934 Release No. 34-20091* (August 16, 1983). The Staff has previously stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Proposal requests that the Company "adopt a performance and time-based restricted share grant program for senior executives" that employs "operational performance-vesting measures" and "time-based vesting". However, the Company has already substantially implemented the Proposal by adopting in 1999, and implementing, the Company's Long-Term Performance Share Plan[1] (the "LTP Share Plan"), which is a sub-plan/program of, and is administered under, the Company's 1997 Incentive Compensation Plan (the "1997 Incentive Plan"). A summary of the LTP Share Plan was attached as Exhibit 10.27 to the Company's Form 10-K for the fiscal year ended January 1, 2000 and filed with the Commission on March 31, 2000. Updated disclosure in relation to the LTP Share Plan was included in the Company's 2004 proxy statement, filed with the Commission on March 26, 2004 (the "2004 Proxy"). The 1997 Incentive Plan, which was attached as Annexure F to the Company's Joint Proxy/Prospectus filed with the Commission on Form S-4 on April 17, 1997 (the "1997 Joint Proxy"), was approved by the Company's stockholders at the Company's 1997 annual meeting of stockholders. An amendment to the 1997 Incentive Plan, to allow the Company's non-employee directors to receive awards under the plan, was approved by the Company's stockholders at the Company's 2004 annual meeting of stockholders. A copy of the 1997 Incentive Plan (as it was proposed to be amended) was attached to the 2004 Proxy as Exhibit D.

[1] This plan is also sometimes referred to in Company disclosure documents as the Long Term Incentive Plan.

a. LTP Share Plan Description and Share Component

The LTP Share Plan is one aspect of an integrated total compensation program for the key CVS management group, including senior executives. The LTP Share Plan consists of three-year performance cycles, with a new cycle commencing each year. At the start of each cycle, participants (which includes the most senior CVS executives) are awarded an opportunity to earn a target dollar value. At the end of each cycle, the actual dollar value awarded may be higher or lower than the target number, depending on the Company's performance relative to annual return on invested capital ("ROIC") targets over the three-year cycle. Awards of CVS common stock, which have time and continued employment restrictions, are a key component of the LTP Share Plan, in that final awards at the end of each three-year award cycle are paid 50% in CVS common stock and 50% in cash.

The CVS common stock awarded and paid under the LTP Share Plan, while not "restricted stock" in the commonly used sense of stock that is subject to a vesting period, has the same substantive three-year restriction suggested by the Proposal, as the LTP Share Plan works on a three-year performance cycle. By way of example, if a participant in the LTP Share Plan is awarded the opportunity to earn a target dollar value for the years 2004-2006, the cash and CVS common stock that is awarded in respect of that cycle, depending on the Company's applicable operational performance measure - ROIC, is not actually received by the participant until 2007, after the applicable three-year performance cycle ends. Receipt of both the cash and share components of the award are also conditioned on the participant's continued employment with the Company. Therefore, the substantive effect is that the CVS common stock that the participant "earns" for the cycle is in fact "restricted" for a three-year period as the participant does not actually receive full enjoyment of that stock until three years after it is awarded.

Further, the Company may issue "restricted stock" (in terms of the more commonly used sense referred to above) under the 1997 Incentive Plan, subject to such restrictions on transferability, risk of forfeiture and other restrictions, as the management planning and development committee of the Company's Board (the "MPD Committee"), the equivalent of the compensation committee, may impose. The Company has previously made awards of such restricted stock to its most senior executives under such plan, which stock had a two-year restriction period and was conditioned on the participant's continued employment with the Company.

Accordingly, as set forth in more detail below, the Company believes that it has substantially, and possibly fully, implemented the restricted share program structure outlined in the Proposal.

b. Operational Performance-Vesting Measures

The Proposal states that the restricted share program should "utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized". The 1997 Incentive Plan provides that the right of a plan participant to receive a grant or settlement of any award, including an award of restricted shares, may be subject to performance conditions specified by the MPD Committee. The MPD Committee may use such business criteria and other measures of performance as it deems appropriate in establishing any performance criteria. In relation to the granting of awards to the Company's five highest-paid executives based upon performance criteria specified by the MPD Committee, the MPD Committee must use one or more of the following business criteria in establishing the performance goals, which are specified in the 1997 Incentive Plan: (i) earnings per share; (ii) revenues; (iii) cash flow; (iv) cash flow return on investment; (v) return on assets, return on net assets, return on investment, return on capital, return on equity; (vi) economic value added; (vii) operating margin; (viii) net income; pretax earnings; pretax earnings before interest, depreciation and amortization; pretax operating earnings after interest expense and before incentives, service fees and extraordinary or special items; operating earnings; (ix) total shareholder return; and (x) a combination of any of these as compared to the performance of a published or special index.

As noted, the current performance measure used for the granting of awards under the LTP Share Plan is an internal operational measure - ROIC. Previously the Company had used both an internal measure, earnings per share compound annual growth rate, as well as an external validation, the Company's stock price. The performance measure is selected by the MPD Committee to serve the stated goal of the LTP Share Plan to "encourage executives to balance short-term goals, as reflected in the annual incentive plan[2], with long-term profit growth." See the *2004 Proxy*. Based on the above, the Company believes that it has substantially implemented the operational performance measures feature of the Proposal.

c. Clear Disclosure

The Proposal also states that there should be clear disclosure of the performance criteria and associated performance benchmarks selected by the compensation committee. The supporting statement section of the Proposal

[2] This is a separate plan, also administered under the 1997 Incentive Plan, which rewards corporate employees based on performance relative to predetermined objectives for the year. See the *2004 Proxy*.

qualifies the extent of the disclosure requested by stating that Company "proprietary information" need not be revealed. In seeking stockholder approval for the 1997 Incentive Plan, the Company disclosed, as an annexure to the 1997 Joint Proxy, the full terms of the 1997 Incentive Plan and, in the body of the 1997 Joint Proxy, a summary of its material features. See the *1997 Joint Proxy*. In seeking stockholder approval for an amendment to the 1997 Incentive Plan, the Company disclosed, as an exhibit to the 2004 Proxy, the full terms of the 1997 Incentive Plan (as proposed to be amended) and, in the body of the 2004 Proxy, a brief description of its material features. The Company has included in its last three proxy statements a table detailing the potential future payouts under the LTP Share Plan for the relevant performance period, which includes the following information (i) the relevant performance period, (ii) the threshold amount, (iii) the target amount, and (iv) the maximum payout. The Company is also required to include in its proxy statements and/or annual report on Form 10-K detailed information about its equity compensation plans, including a comprehensive report on executive compensation by the MPD Committee. Therefore, the Company has already substantially implemented the disclosure element of the Proposal through its adherence to the reporting requirements of the Exchange Act.

d. Time-Based Vesting

The Proposal states that "a time-based vesting requirement of at least three years should also be a feature of the restricted share program". Again, the Company believes that it has substantially implemented this element of the Proposal as the shares awarded under the LTP Share Plan are not received by the participant until the end of the three-year performance cycle, as detailed above.

e. The Company's Compensation Goals, Practices and Policies

The Company believes that its overall compensation goals, practices and policies are consistent with and compare favorably to the Proposal. As described in the 2004 Proxy, the MPD Committee intends that executive officer compensation be determined and administered on the basis of total compensation, rather than on separate free-standing components. The MPD Committee has sought to create an integrated total compensation program structured to balance appropriately the Company's short and long-term business and financial strategic goals. A significant amount of total pay for executive officers is comprised of at-risk pay to align executive interests with stockholder interests and directly tie compensation value to performance. The LTP Share Plan is only one aspect of the overall compensation program for the Company's key senior management, including senior executives. For the years 2003 and 2004, executive officer compensation consisted of base salaries, at-risk cash incentives based on annual performance, long-term shares and stock options. The Company believes that its compensation goals, practices and policies are already consistent with and closely aligned to the Proponent's reasons for sponsoring the Proposal, which are contained in the Proponent's supporting statement.

For the foregoing reasons, the Company believes that its existing policies, practices and procedures with respect to the Company's compensation program, and the LTP Share Plan in particular, are consistent with and compare favorably to the restricted share program described in the Proposal and therefore it has substantially implemented the Proposal (both with respect to each component of the Proposal and the Proposal as a whole). Therefore, the Company respectfully submits that the Proposal be excluded from its 2005 Proxy Materials.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call either of the undersigned at (212) 450-4539 or (212) 450-4325, respectively, if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg

Louis Goldberg
Nick McGlew

Attachments

cc w/ att: Douglas Sgarro (CVS Corporation)
Zenon Lankowsky (CVS Corporation)

Richard Metcalf (Laborers' International Union of North America Corporate Governance Project)
Barry McAnarney (Central Laborers' Pension, Welfare & Annuity Funds)

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

November 23, 2004

VIA FACSIMILE 401 765 7887

Zenon P. Lankowsky, Corporate Secretary
CVS Corporation
One CVS Drive
Woonsocket, RI 02865

Dear Mr. Lankowsky:

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CVS Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 7,700 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Richard Metcalf at (202) 942-2249. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Richard Metcalf, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla
Enclosure

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of CVS, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

February 1, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to CVS Corporation's Request for No-Action Advice Concerning the Central Laborers' Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Central Laborers' Pension Fund (the "Fund") hereby submits this letter in reply to CVS Corporation's ("CVS" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(10)

The Company contends that it should be allowed to exclude the Fund's Proposal under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. It notes that it has a Long-Term Performance Share Plan (the "LTP Plan") under which CVS common stock may be awarded and that the Company also may issue restricted stock under this plan. The Company states:

> The LTP Share Plan consists of three-year performance cycles, with a new cycle commencing each year. At the start of each cycle, participants (which includes the most senior CVS executives) are awarded an opportunity to earn a target dollar value. At the end of each cycle, the actual dollar value awarded may be higher or lower than the target number, depending on the Company's performance relative to annual return on invested capital ("ROIC") targets over the three-year cycle. . . .
>
> The CVS common stock awarded and paid under the LTP Share Plan, while not 'restricted stock' in the commonly used sense of stock that is subject to a vesting period, has the same substantive three-year restriction suggested by the Proposal . . . .
>
> Further, the Company may issue 'restricted stock' (in terms of the more commonly used sense referred to above) under the 1997 Incentive Plan. . . .

We acknowledge that the Company's LTP Plan provides for cash awards based on the satisfaction of performance goals based on return on invested capital. Further, we acknowledge that the Company also grants restricted shares. However, neither fact demonstrates that the Company has substantially implemented the Proposal and, indeed, it has not.

The Proposal provides in pertinent part:

> That the shareholders of CVS, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:
>
> (1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.
>
> (2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

A key element of the Proposal is the request that the Compensation Committee disclose performance benchmarks that allow shareholders to determine what level of performance is being achieved in order to receive the award. While the LTP Plan apparently provides for cash awards based on the satisfaction of satisfying unspecified ROIC goals, it provides absolutely no information concerning the performance benchmarks that must be satisfied to receive the award. Thus, the Company fails to satisfy its burden of persuasion that it has substantially implemented the Proposal.

The Company's Request for No-Action Relief notes that the Company provides in its proxy statement a table detailing potential future payouts, the relevant performance period, the threshold amount, the target amount, and the maximum payout. We note again, though, that it fails to define what performance benchmark must be achieved to receive the award. For instance, the table contained on page 18 of the Company's most recent proxy statement discloses that Chairman of the Board, President and Chief Executive Officer Thomas Ryan has a potential future payout for the 2003-2005 performance period ranging from a threshold of $825,000, a target of $3,300,000 to a maximum of $4,950,000 under the LTP Plan. It further notes that "[a]ctual payouts are based on the Company's return on invested capital growth during the period." Nowhere does it state what level of return is necessary to justify the various awards. Yet this is at the heart of our Fund's Proposal. Without such information, the Company should not prevail on its contention that the Proposal has been substantially implemented.

As noted above, the Company also argues that restricted shares are authorized under the LTP Plan. In fact, the *Summary Compensation Table* to the 2004 proxy statement reveals that CEO Ryan received a restricted stock award of $1,551,727 in 2003. Further, the following information is provided in footnote 2 to the *Restricted Stock Awards* category:

> Recipients of restricted stock grants typically forfeit such stock if they cease to be employees of CVS prior to vesting, subject to accelerated vesting in certain events. Based on the number of shares of restricted stock held at the end of a period, dividends are paid at the same rate as paid to all stockholders from the date of the award. The disclosed restricted stock awards were granted pursuant to the CVS Long Term Performance Share Plan that vests on the second anniversary of the date of grant based on continued employment. For 2003, reflects the fair market value as of the February 2004 date of grant of the restricted stock portion of the 2003 Long Term Performance Share Plan transitional period award. . . .
> The following persons' aggregate holdings of restricted stock had a fair market value as follows (based on a per share price of $36.11, the average of the high and low sale prices of the common stock as reported by the NYSE on January 2, 2004, the last trading day of our fiscal year, and with respect to the February 2004 grant, $37.645, the fair market value on February 13, 2004, the last trading day prior to the date of grant): Mr. Ryan, 280,428 restricted shares having a market value of $10,189,528; Mr. Rickard, 93,432 restricted shares having a market value of $3,384,555; Mr. Merlo, 99,033 restricted shares having a market value of $3,586,807; Mr. Bodine, 82,815 restricted shares having a market value of $3,001,175; and Mr. Sgarro, 62,098 restricted shares having a market value of $2,250,940.

This disclosure reveals that the Company does grant restricted shares, but no performance criteria or benchmarks seem to be associated with the grant of restricted shares. It does appear that there is a time-based vesting requirement for it states that the restricted stock awards vest on the second anniversary of the date of grant. However, nowhere in the *Management Planning and Development Committee Report on Executive Compensation* contained in the proxy statement does one see a discussion of what performance criteria or benchmarks have been achieved that led to CEO Ryan's holdings of 280,428 shares of restricted stock valued at $10,189,528.

The Proposal our Fund submitted requests that the Board adopt a performance and time-based restricted share grant program. The Company has not done so. Therefore, we respectfully submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(10) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Sincerely,

Barry McAnarney
Executive Director

cc: Nick McGlew, Esq.

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 4539
lougold@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

February 8, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CVS Corporation – Shareholder Proposal of Central Laborers' Pension Fund

Dear Sir or Madam:

On behalf of CVS Corporation (the "Company" or "CVS"), we are filing this letter in response to the letter dated February 1, 2005 (the "Proponent's Response") from the Central Laborers' Pension Fund (the "Proponent") to the Securities and Exchange Commission (the "Commission"), which was received by us on February 4, 2004, regarding the shareholder proposal and supporting statement (the "Proposal") sponsored by the Proponent for inclusion in the proxy materials that the Company intends to distribute in connection with its 2005 Annual Meeting of Stockholders ("2005 Proxy Materials").

Despite the Proponent's assertions to the contrary, the Company still believes that the Proposal may properly be excluded from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(10) because, as described in our letter to the Staff of the Division of Corporation Finance of the Commission (the "Staff") dated December 27, 2004 (the "Request Letter"), the Company has substantially implemented the Proposal. The proposal need not be "fully effected" by the issuer, so long as it is substantially implemented. *See SEC Release No.34-20091* (August 16, 1983); *Cisco Systems, Inc.* (August 11, 2003). Where companies have implemented the "essential objectives" of the proposal or have policies and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). Further, the Staff has permitted exclusion of shareholder proposals when the issuer's policies, practices and procedures "compare favorably to the guidelines of the proposal". *Texaco, Inc.* (March 28, 1991). An exact match is not required.

While the essential objective of the Proposal is not explicitly stated in the Proposal, the Company believes that it appears to be the implementation of a restricted share grant plan for senior executives that employs two main features, namely "operational performance-vesting measures" and "time-vesting". As described in the Request Letter, the Company has adopted and implemented the LTP Share Plan that includes operational performance-vesting and time-vesting features. Under that plan, awards of shares, which are "restricted" for a three-year period, depend on the Company's performance relative to annual return on invested capital targets ("ROIC").

The Proponent's Response states that "a key element of the Proposal is the request that the Compensation Committee disclose performance benchmarks". The Company acknowledges that it has not disclosed the ROIC targets. However, the Proposal states that "disclosure should be provided on the performance benchmarks...to the extent this information can be provided without revealing proprietary information". The Company considers the ROIC targets to be confidential commercial or business information, disclosure of which would adversely affect its competitive position, and as such, proprietary information not required to be disclosed under the Proposal.[1] Furthermore, by identifying only this one component of the overall compensation plan proposed, the Proponent's Response expressly or implicitly acknowledges that (i) the essential objectives of the Proposal have already been implemented by the Company and (ii) that the Company's policies, practices and procedures compare favorably to the Proposal.

The Company believes that it is important to note a discrepancy in the Proponent's Response regarding the grant of awards under the LTP Share Plan. The Proponent's Response states that the Proponent "acknowledge[s] that the Company's LTP Plan provides for **cash** awards based on the satisfaction of performance goals based on return on invested capital" and "that the Company also grants restricted shares" (emphasis added). The Proponent then argues that "no performance criteria or benchmarks seem to be associated with the grant of restricted shares". However, the Proponent fails to acknowledge that the Company grants awards of CVS common stock under the LTP Share Plan. As described in the Request Letter, shares granted under that plan are "in fact 'restricted' for a three-year period as the participant does not actually receive full

[1] The ROIC targets are not disclosed in the Company's proxy statement on the same basis. *See Instruction 2 to Item 402(e) of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934.*

enjoyment of that stock until three years after it is awarded". Like cash awards granted under the LTP Share Plan, the current performance criteria associated with the grant of "restricted" shares under the plan is ROIC which has been disclosed to the Company's shareholders.

We are enclosing herewith six copies of this letter. Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,

Louis Goldberg

Louis Goldberg
Ashleigh Kyle

cc: Douglas Sgarro (CVS Corporation)
Zenon Lankowsky (CVS Corporation)

Richard Metcalf (Laborers' International Union of North America Corporate Governance Project)
Barry McAnarney (Central Laborers' Pension, Welfare & Annuity Funds)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Corporation
Incoming letter dated December 27, 2004

The proposal requests that the board of directors' compensation committee adopt a performance and time-based restricted share grant program for senior executives that includes features specified in the proposal.

We are unable to concur in your view that CVS may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rebekah J. Toton
Attorney-Advisor